UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MEMC ELECTRONIC MATERIALS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock,

Par Value $.01 per share

(Title of Classes of Securities)

552715104

(CUSIP Number of Class of Securities Underlying Options)

Bradley D. Kohn
Senior Vice President, General Counsel and Corporate Secretary
MEMC Electronic Materials, Inc.
501 Pearl Drive (City of O’Fallon)
St. Peters, Missouri 63376
(636) 474-5000

Copies To:

LaDawn Naegle
Bryan Cave LLP
1155 F Street, NW
Washington, DC 20004
(202) 508-6046

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$2,742,675	$548.54

* Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These new options have a value of $2,742,675 calculated using the Black-Scholes method based on a price per share of the Issuer's common stock of $2.30, the average of the high and low prices reported on the New York Stock Exchange on July 11, 2012.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$548.54	Filing Party:	MEMC Electronic Materials, Inc.
Form or Registration No.:	005-52339	Date Filed:	July 17, 2012

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 4 ( “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on July 17, 2012 by MEMC Electronic Materials, Inc., a Delaware corporation (“MEMC” or the “Company”), as amended on July 20, 2012, August 8, 2012 and August 20, 2012, relating to an offer to eligible employees of MEMC and its subsidiaries, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of MEMC’s common stock for fewer new stock options with a lower exercise price (the “Exchange Offer”). The amendment filed on August 20, 2012 (“Amendment No. 3”) reported the final results of the Exchange Offer.

Due to an administrative error, 6,000 eligible options that were validly tendered and accepted by the Company in the Exchange Offer were not included in the final results reported in Amendment No. 3. The total number of options validly tendered and accepted by the Company in the Exchange Offer was 6,937,170.

This Amendment No. 4 is filed to correct the previously filed report of the results of the Exchange Offer by amending only the item of the Schedule TO included below.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

On August 23, 2012, the Company amended the final results of the Exchange Offer, which expired at 11:59 p.m., Eastern Time, on August 17, 2012. Due to an administrative error, 6,000 eligible options that were validly tendered and accepted by the Company in the Exchange Offer were not included in the final results reported in Amendment No. 3 to the Schedule TO. The total number of eligible options validly tendered, accepted for cancellation and cancelled by the Company was 6,937,170, representing 83% of the total eligible options. Subject to the terms and conditions of the Offer to Exchange, the Company has issued 2,041,145 new options in exchange for the eligible options surrendered in the Exchange Offer. The exercise price of the new options is $2.77, which was the closing price of the Company’s common stock on August 20, 2012, as reported by the New York Stock Exchange.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEMC ELECTRONIC MATERIALS, INC.

By:	/s/ Bradley D. Kohn
Bradley D. Kohn Senior Vice President, General Counsel and Corporate Secretary

Date: August 23, 2012